December 18, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director Tamara Tangen, Staff Accountant Craig Wilson, Senior Assistant Chief Accountant Evan S. Jacobson, Staff Attorney

Re:	SolarWinds, Inc.
Registration Statement on Form S-1
File No. 333-149851
Initially Filed March 21, 2008
Amendment No. 5 Filed October 30, 2008

Ladies and Gentlemen:

We are submitting this letter on behalf of SolarWinds, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 12, 2008 (the “Staff Letter”) relating to Amendment No. 5 to the Company’s Registration Statement on Form S-1 (File No. 333-149851) (the “Registration Statement”) filed with the Commission on October 30, 2008 (“Amendment No. 5”).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 5.

Business, page 63

Customers, page 72

1.

We note your disclosure here, and in note 2 to your consolidated financial statements, that in the nine months ended September 30, 2008, you had one distributor that represented 14.8% of your revenue. Please advise us why you have not named the distributor pursuant to Item 101(c)(1)(vii) of Regulation S-K. Alternatively, amend your disclosure to provide the distributor’s name. If you have a contract with the distributor, please explain

Securities and Exchange Commission

December 18, 2008

why it appears that you have not filed the agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The distributor that represented 14.8% of the Company’s revenue in the nine months ended September 30, 2008 (“Distributor”) possesses a non-exclusive right to sell the Company’s software products in North America and sells these products solely through resellers. Prior to mid-year 2006, each of these resellers had a direct relationship with the Company. In order to alleviate the administrative burden of billing and collecting from these hundreds of resellers, the Company engaged Distributor and requested all of these resellers to sell through Distributor. These resellers are not limited to selling the Company’s products through Distributor and do so only at the Company’s request in an effort to consolidate the sales and payment processes. The Company believes that Distributor does not provide the Company with any irreplaceable benefit over any other distributor. The Company has recently engaged a second distributor with the right to sell licenses in North America with which many of the resellers selling through Distributor have existing relationships. If the Company lost its distribution relationship with Distributor, the Company believes that these resellers could quickly sell under the Company’s new distributor. Furthermore, the Company believes that it could readily enter into one or more distribution arrangements with other North American distributors without a material interruption in sales, if necessary.

In addition, the Company requires any resellers making sales on behalf of the Company to specify the identity and contact information of the end user of the software at the time of the order. At that time, the Company issues a license key directly to the end user. After the initial sale of the license by any reseller, the Company interacts directly with the end user to provide necessary maintenance. During each maintenance term, the Company will engage with the end user to initiate the process of renewing the end user’s annual maintenance. Distributor plays no role in the maintenance renewal process.

For these reasons, the Company submits that Item 101(c)(1)(vii) of Regulation S-K does not require disclosure of the distributor’s name because the Company does not depend on Distributor and the loss of the distribution relationship would not have a material adverse effect on the Company.

The Company has not filed its agreement with Distributor because it believes that such agreement is the kind that ordinarily accompanies the business conducted by the Company and, for the above-mentioned reasons, is neither material to the business of the Company nor a contract upon which the Company’s business is substantially dependent. The Company’s business is more dependent on the ordering patterns of its end users than on the terms of the contract with Distributor.

Securities and Exchange Commission

December 18, 2008

Notes to Consolidated Financial Statements

Note 2, Summary of Significant Accounting Policies

Concentrations of Risk, page F-10

2.	We note that $39.8 million of your total assets consist of cash and cash equivalents as of September 30, 2008, and that your cash equivalents are generally invested in money market funds. Revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument. Tell us how you considered the requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, with regard to these investments. That is, considering recent market events, tell us whether these funds have experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets, general illiquidity conditions, or both and if so, tell us how you have accounted for such declines. Also, tell us whether any of these funds have imposed limits on redemptions and if so, tell us how you considered such limitations in accounting for these investments as cash and cash equivalents.

The Company intends to revise the disclosure on page F-10 to disclose the composition of its cash and cash equivalents and the amounts held in each type of instrument as follows:

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. As of September 30, 2008, all of our $39.8 million in cash and cash equivalents consisted of cash deposited with banks in demand deposit accounts. Deposits held with banks may exceed the amount of insurance provided on these deposits. We strive to maintain our deposit accounts with financial institutions of reputable credit and therefore bear minimal credit risk. We plan to invest a substantial portion of our cash in future periods in money market funds.

In response to the Staff’s comments, the Company considered paragraph 15A of SFAS 107, as amended by paragraph 531(d) of SFAS 133, and recent market events and determined that these investments have not experienced any declines in fair value resulting from deterioration in the creditworthiness of their assets and/or general illiquidity conditions. The Company’s cash and cash equivalents are in demand deposit accounts with large financial institutions. Due to the nature of these deposits, the Company considers it reasonable to expect that their fair market values will not be significantly impacted by the recent market events, and that these balances can be liquidated on short notice. The Company had no exposure to asset-backed and mortgage-backed securities and none of the Company’s financial institutions have imposed limits on redemptions.

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Securities and Exchange Commission

December 18, 2008

Stock-Based Compensation

The Company supplementally advises the Staff that the Company granted options to purchase an aggregate of 44,975 shares of common stock of the Company to non-executive employees in November 2008. In connection with these November grants, management of the Company prepared a valuation report with the assistance of its independent valuation expert using the probability-weighted expected return methodology used in the January, May and July valuation reports. Primarily due to recent market conditions, the fair value per share of the Company’s common stock was lower than the previous fair value determinations by the Board of Directors. The Company intends to include disclosure in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Valuation of Common Stock” (currently on page 45) of its next filing to discuss this determination of fair value, including the significant factors considered, assumptions made, and methodologies used in determining the fair value of these option grants, as follows:

In connection with the November 2008 grants, we updated our July 2008 valuation to derive the enterprise value to revenue and enterprise value to Adjusted EBITDA multiples based on more recent market information. We also updated our valuation by applying the multiples for each company scenario to financial projections of additional future periods. For the initial public offering scenarios, we derived an enterprise value by applying public company multiples to revenue and Adjusted EBITDA projections for 2008 and 2009. For the strategic sale scenarios, we derived an enterprise value by applying transaction multiples to revenue and Adjusted EBITDA projections for 2009 and 2010. After applying the same weighting of the multiples, probabilities for various company scenarios and illiquidity discount as those used in the July 2008 valuation, we derived an enterprise value of $616.3 million, or $8.68 per share of common stock. After considering this updated valuation and the recent economic environment, we determined that the fair value of our common stock was $8.68 per share.

In response to the Staff’s previous request, the Company is supplementally providing the Staff with the requested information regarding the issuances of the Company’s stock option grants in May, June, July, August and November 2008.

Please direct your questions or comments regarding this letter or Amendment No. 5 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

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Securities and Exchange Commission

December 18, 2008

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Paul R. Tobias Paul R. Tobias

cc:	Kevin B. Thompson, SolarWinds, Inc.
Bryan A. Sims, SolarWinds, Inc.
J. Barton Kalsu, SolarWinds, Inc.
Jason Bliss, SolarWinds, Inc.
Laird H. Simons III, Fenwick & West LLP
Robert A. Freedman, Fenwick & West LLP
J. Robert Suffoletta